Notice of Availability of Proxy Materials for Lightspeed POS Inc.’s Annual and Special Meeting of Shareholders Meeting Date and Location: When: Thursday, August 5, 2021 at 11 a.m. (Eastern Time) Where: Via live webcast online at https://web.lumiagm.com/460816132 Password: lightspeed2021 (case sensitive) You are receiving this notification as Lightspeed POS Inc. (the “Corporation”) has decided to use the notice and access model for delivery of meeting materials to its shareholders and to advise that the proxy materials for the above noted shareholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Proxy Circular and other proxy-related materials before voting. The Management Information Circular and other relevant materials are available at: www.meetingdocuments.com/astca/LSPD investors.lightspeedhq.com OR www.sedar.com How to obtain paper copies of the proxy materials The Corporation will provide a paper copy of the Management Information Circular to any shareholder, free of charge, for a period of 1 year from the date the Management Information Circular is filed on SEDAR. You may request a paper copy at any time before the meeting on the web at www.meetingdocuments.com/ASTCA/LSPD or by contacting AST at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries). After the meeting, requests may be made by calling the same numbers. Please allow a period of 3 business days for processing your request as well as usual mailing times.

Notice of Annual and Special Meeting of Shareholders The resolutions to be voted on at the meeting are listed below along with the sections within the Management Information Circular where disclosure regarding the matter can be found. 1. Election of Directors – Page 10 2. Appointment of Auditors – Page 18 3. Change of the Corporation's name to Lightspeed Commerce Inc. – Page 19 Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Form of Proxy or Voting Instruction Form. Your Form of Proxy or Voting Instruction Form must be received by 11:00 a.m. (Eastern Time) on August 3, 2021. PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial Statements delivery • Only to Registered and Beneficial Holders who opted to receive one.